Exhibit 99.1

Pembina Pipeline Corporation Announces Pipeline Expansion in North East British Columbia

CALGARY, Nov. 11, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into binding agreements to proceed with a $210 million expansion to Pembina's pipeline infrastructure in northeast British Columbia ("B.C.") (the "NEBC Expansion" or "the Project"). The NEBC Expansion will transport condensate and natural gas liquids for various producers in the liquids-rich Montney resource play.

"Pembina has been actively engaging with producers regarding the development of the Montney play," said Jason Wiun, Pembina's Vice President, Conventional Pipelines. "With significant exploration in the area, our customers are looking for a solution for their liquids production. The NEBC Expansion will allow us to provide customers with a cost-effective transportation solution for this production and access to Pembina's existing infrastructure at Taylor, B.C. which feeds into the Edmonton, Alberta area market hub."

The Project entails the construction of approximately 160 kilometres of up to 12-inch diametre pipeline with a base capacity of up to 75,000 barrels per day that will parallel the Company's Blueberry pipeline system northwest of Taylor, B.C. to the Highway/Blair Creek area of B.C. Subject to regulatory and environmental approval, Pembina anticipates bringing the NEBC Expansion on-stream in the second quarter to fourth quarter of 2017 timeframe.

The Project is underpinned by a long-term, cost-of-service agreement with an anchor tenant. Volumes aggregated by the NEBC Expansion will feed into Pembina's Phase III pipeline expansion downstream of Taylor, B.C. (the "Phase III Expansion").

"The NEBC Expansion is a great opportunity for us as it further supports the economics of our Phase III Expansion," said Mr. Wiun. "We have been expanding our infrastructure across the Alberta portion of the Western Canadian Sedimentary Basin and are very excited to have the opportunity to extend our service to our customers in B.C. The Project not only benefits our customers, it also benefits our investors as we are able to add additional value through our integrated service offering."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "entails", "considering", "would", "anticipates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the incremental volumes, expected length, size, expected in-service date and capital expenditure estimates for the NEBC Expansion; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; anticipated synergies of the NEBC Expansion with existing infrastructure and projects, and business integration and the benefits thereof. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that third parties will provide any required support; that third parties will fulfill their obligations under current and future agreements; that there are no unanticipated changes to the regulatory or commercial environment in which the NEBC Expansion in planned; that third party partners continue to provide any required support for the NEBC Expansion; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; and future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure of third parties to fulfill their obligations under current or future agreements; the inability of Pembina to secure any required third party support; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 13:09e 11-NOV-14